**SCA DEVELOPMENT, LLC**
**(A wholly owned subsidiary of SC Affiliates, LLC)**
**STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO**
**CLAIMS OF GENERAL CREDITORS**

**Year Ended December 31, 2016**

| | | |
|---|---|---|
| Balance- January 1, 2016 | $ | - |
| Borrowings | | - |
| Repayments | | - |
| Balance- December 31, 2016 | $ | - |

*The accompanying notes are an integral part of these financial statements.*